

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2012

<u>Via Email</u>
Mr. Steven J. Buhaly
Chief Financial Officer
Triquint Semiconductor, Inc.
2300 N.E. Brookwood Parkway,
Hillsboro, Oregon 97124

> **Re: Triquint Semiconductor, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Response Letter dated January 17, 2012**
> **File No. 000-22660**

Dear Mr. Buhaly:

We have reviewed your response letter dated January 17, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Note 12. Commitment and Contingencies, page F-24

1.   We note your response to prior comment 7. We note that your process for determining the reasonably possible loss or range of losses appears to involve consideration of only case-specific information. Please explain to us how you consider other factors, such as your past experience with similar matters and competitors past experience with similar matters, in developing a range of reasonably possible loss for disclosure.

2.	Further to the above, we note that you have set a trial date for the Avago litigation for the third quarter of 2012. Considering that it appears you have been through or are going through the discovery process for this litigation, please explain to us in more detail what specific factors are causing the inability to estimate a range of reasonably possible loss and when you expect those factors to be alleviated. Address the following in your response:

- Discuss whether you have been able to ascertain the patents that the plaintiffs allege you have infringed upon.

- Discuss whether you have been able to ascertain which of your products the plaintiff alleges infringes upon its patents.

- Discuss whether you have held settlement discussions with the plaintiffs in these cases.

- Tell us whether the plaintiffs have specified any damages, whether formally or in settlement negotiations.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief